Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends

For the nine month period ended
September 30, 2010
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(244,914)
Plus:
Fixed Charges (excluding capitalized interest)	187,947

Total Earnings (Losses)	$(56,967)

Fixed Charges:
Interest expensed and capitalized	$185,825
Amortized premiums, discounts, and capitalized expenses related to indebtedness	366
An estimate of the interest component within rental expense	1,756

Total Fixed Charges	$187,947

Preferred dividends	6,694
Ratio of pre tax loss to net loss	0.96
Preferred dividend factor	6,426

Total fixed charges and preferred stock dividens	$194,373

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(244,914)
Plus:
Fixed Charges (excluding capitalized interest)	104,740

Total Earnings (Losses)	$(140,174)

Fixed Charges:
Interest expensed and capitalized	$102,618
Amortized premiums, discounts, and capitalized expenses related to indebtedness	366
An estimate of the interest component within rental expense	1,756

Total Fixed Charges	$104,740

Preferred dividends	6,694
Ratio of pre tax loss to net loss	0.96
Preferred dividend factor	6,426

Total fixed charges and preferred stock dividens	$111,166

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A )

(A)	Due to the Company’s pre-tax loss for the nine month period ended September 30, 2010 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $251.3 million to achieve a ratio of 1:1 during the nine month period ended September 30, 2010.

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